                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ______________________

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

            For the fiscal year ended December 31, 2001

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

            For the transition period from _____________ to __________________

                         Commission file number 0-24612

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ADTRAN, INC. 401(k) RETIREMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  ADTRAN, INC.
                             901 Explorer Boulevard
                         Huntsville, Alabama 35806-2807

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         ADTRAN, INC. 401(k) RETIREMENT PLAN



Date:  June 27, 2002                     /s/ James E. Matthews
                                         -----------------------------------
                                         James E. Matthews
                                         Senior Vice President - Finance and
                                         Chief Financial Officer

ADTRAN, Inc.
401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

ADTRAN, Inc. 401(k) Retirement Plan
Table of Contents
--------------------------------------------------------------------------------

                                                                          Pages
Report of Independent Accountants                                          1

Financial Statements:

Statements of Net Assets Available for Plan Benefits
     December 31, 2001 and 2000                                            2

     Statement of Changes in Net Assets Available for Plan Benefits
         for the Year Ended December 31, 2001                              3

     Notes to Financial Statements                                       4 - 9


*Supplemental Schedules:
     Schedule of Assets Held For Investment Purposes
         as of December 31, 2001                                          10

     Schedule of Reportable Transactions
         for the Year Ended December 31, 2001                           11 - 13


*Other schedules required by 29 CFR 2520.130-10 of the Department of Labor's
  Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of the ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of ADTRAN, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed on the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 27, 2002

ADTRAN, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                        2001             2000
            ASSETS

 Investments, at market value:
   Pooled separate accounts                        $  31,931,963    $ 24,452,424
   Participant loans                                   1,072,535       1,142,093
   ADTRAN stock fund                                     907,862         414,021
 Investments, at contract value:
   Guaranteed investment contracts                             -       3,299,540
                                                   -------------    ------------
     Total investments                                33,912,360      29,308,078
                                                   -------------    ------------
 Contributions receivable:
   Employer                                               45,849          39,185
   Employee                                              103,189          90,345
                                                   -------------    ------------
                                                         149,038         129,530
                                                   -------------    ------------

     Net assets available for plan benefits        $  34,061,398    $ 29,437,608
                                                   =============    ============

   The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

Investment loss:
  Interest and dividend income                                   $    878,507
  Net depreciation in market value of investments                  (2,941,885)
                                                                 ------------

    Total investment loss                                          (2,063,378)
                                                                 ------------
Contributions:
  Employee contributions                                             5,399,639
  Rollover contributions                                               633,809
  Employer contributions                                             2,444,908
                                                                 -------------

    Total contributions                                              8,478,356
                                                                 -------------

    Total additions                                                  6,414,978
                                                                 -------------

Benefits payments                                                    1,784,111
Administrative expenses                                                  7,077
                                                                 -------------

    Total deductions                                                 1,791,188
                                                                 -------------

    Net increase                                                     4,623,790

Net assets available for plan benefits:
  Beginning of year                                                 29,437,608
                                                                 -------------

  End of year                                                    $  34,061,398
                                                                 =============

   The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

   1.    Description of the Plan

         The following description of the ADTRAN, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

         General - ADTRAN, Inc. (the Company and the Employer) formed the Plan effective January 1, 1990 to provide certain retirement benefits for its employees. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the provisions of Internal Revenue Service (IRS) Code Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as nondiscretionary employer contributions. The plan assets are held by Fidelity Management Trust Company (Fidelity) which executes investment transactions, receives the plan contributions, credits participants' individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company's common stock to be purchased by the Plan.

         Effective January 1, 2001, the Company's Board of Directors adopted various revisions to the Plan. The revisions included changing the name of the Plan to the ADTRAN, Inc. 401(k) Retirement Plan and adopting various amendments to bring the Plan into compliance with the provisions of IRS Code Section 401(k)(12)(c) as a "design-based safe harbor" plan for nondiscrimination purposes. As amended, the Plan provides that the Company will make nonelective contributions of 3% of each eligible participant's annual compensation. Participants cannot receive such nonelective contributions until separation from service, disability or death. In addition, the Plan no longer requires (or permits) the Company to make matching contributions for employee elective deferrals. Under the Plan as amended, there is no longer a minimum age requirement for employees to be eligible to participate, and there is no longer a minimum service required for employees to be eligible to make elective deferrals under the Plan. As amended, the Plan permits participants to change their contribution rate as of the first payroll period of each quarter. However, employees must complete one year of service to be eligible for the "safe harbor" contribution of 3% of their compensation.

         Effective March 1, 2001, the Plan was further amended in connection with the appointment of Fidelity as trustee and recordkeeper of the Plan. This amendment permitted participants to elect to receive a distribution from the Plan in the form of company stock. Also, the Plan loan provisions were modified to limit outstanding loans to two at a time. Furthermore, effective March 1, 2001, employees hired before January 1, 2001 became eligible for the "safe harbor" nonelective contribution after 6 months of service. Employees hired on or after January 1, 2001 were required to complete a year of service to be eligible for the "safe harbor" nonelective contribution.

         The Plan was amended a third time during 2001. The amendment, effective December 1, 2001, excluded co-op employees hired on or after December 1, 2001 from participation in the Plan.

         Effective March 1, 2001, the Board of Directors appointed Fidelity Management Trust Company (Fidelity) as trustee and recordkeeper of the Plan. Thus, all investment transactions qualify as party-in-interest transactions. The plan assets were transferred to Fidelity on March 1, 2001.

ADTRAN, Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

         The change in trustees initiated a "Black Out" period beginning January 31, 2001 and continuing through April 16, 2001. During this period, new contributions could not be invested in the employee-selected funds and existing contributions could not be moved from the funds previously selected with the former trustee. Furthermore, the funds could not be withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and were held by the Company until the end of the Black Out period. At the end of the Black Out period, the contributions were subsequently remitted to Fidelity and invested in various investment options as requested by each participant.

         Eligibility - All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor nonelective portion of the Plan following the completion of one year of service (except seasonal and co-op employees, leased employees, and nonresident aliens with no U.S.-source income).

         Contributions - Eligible employees that participate in the Plan may elect to have the Company contribute any whole percentage up to 16% of their compensation (as defined in the Plan Document) to the Plan on their behalf, subject to the maximum allowed by the IRS ($10,500 per participant in 2001).

         Under the terms of the Plan, the Company is required to make nonelective contributions of 3% of each eligible participant's compensation.

         Participant Accounts - Each participant's account is credited with the employee's contribution and the Company's nonelective contribution (and in past years, matching contributions), plus plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan Document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers twenty-one pooled separate accounts and a company stock fund. Allocations of company contributions each year are based on each participant's compensation, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Vesting - Employees are always 100% vested in their accounts under the Plan.

         Retirement Date - The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted after a participant reaches age 59-1/2.

         Distribution of Benefits - Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death and upon termination other than described above. Benefits are distributed by means of either a lump sum payment or by one of various conventional annuity options.

         Other - The Plan allows for participant hardship withdrawals at any time from the pre-tax, rollover and matching portions of a participant's account if certain conditions are met. The Plan also allows for in-service withdrawals at age 59-1/2 from the pre-tax, rollover and matching portions of a participant's account.

ADTRAN, Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

         Participant Loans - Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence. The outstanding loans at December 31, 2001 are collateralized by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 5.75% to 10.5% for loans that were outstanding as of December 31, 2001.

         Administrative Expenses - All expenses incident to the functioning of the Plan may be paid out of plan assets unless paid by the Company. Accrued expenses constitute a liability of the Plan until paid, and may be reimbursed by the Company. Any such reimbursement is not considered an employer contribution.

         Plan Termination - While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the plan administrator and Trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRS and ERISA guidelines.

   2.    Summary of Significant Accounting Policies

         The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

         Basis of Accounting - The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

         Valuation of Investments - The Plan's investments are stated at market value. The shares of pooled separate accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The market value of equity securities which are traded on a national exchange are valued at the last reported sales price on the last business day of the plan year. Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned. Participant loans are valued at their outstanding balances, which approximate market value.

         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Contributions - Contributions from the Employer are accrued based on amounts declared by the Company. Contributions from employees are recorded in the period in which the Company makes the deductions from the participants' payroll.

         Risks and Uncertainties - The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk

ADTRAN, Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

         associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

   3.    Investments

         The Plan's investments, other than participant loans and the ADTRAN stock fund, are held in unallocated contracts or pooled separate accounts sponsored by the Trustee. Investments as of December 31, 2001 and 2000 and investment information for the year ended December 31, 2001 are as follows:

                Description                             2001           2000
                -----------                          ----------   ------------

         Guaranteed investment contracts:
             AUSA Stable Fund                        $        -   $  2,608,057
             AUSA Government Fixed Fund                       -        691,483
         Pooled separate accounts:
             AUSA Money Market Fund                           -        517,806
             AUSA Value and Income Fund                       -      3,811,365
             AUSA Growth and Income Fund                      -      5,252,928
             AUSA Special Equity Fund                         -      4,867,055
             AUSA Intermediate Government Bond Fund           -        944,768
             AUSA Balanced Fund                               -      2,649,548
             AUSA Government/Corporate Bond Fund              -        370,390
             AUSA Short Horizon SAF Fund                      -        128,594
             AUSA Intermediate Horizon SAF Fund               -      1,031,946
             AUSA Inter/Long Horizon SAF Fund                 -      1,681,815
             Diversified Stock Index Fund                     -      1,613,428
             Diversified Aggressive Equity Fund               -        997,278
             Diversified Equity Growth Fund                   -        386,185
             Diversified International Fund                            199,318
             Fidelity Managed Income Portfolio Fund   3,256,078              -
             Fidelity Retirement Money Market Fund      883,867              -
             Fidelity Equity Income Fund              4,063,997              -
             Fidelity Fund                            4,980,923              -
             MSI Small Company Growth B Fund          5,030,042              -
             Fidelity Government Income Fund          2,010,392              -
             Fidelity Balanced Fund                   2,917,681              -
             Fidelity US BD Index Fund                  632,997              -
             Fidelity Freedom 2000 Fund                 632,287              -

ADTRAN, Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Fidelity Freedom 2010 Fund                                                     829,138                      -
     Fidelity Freedom 2020 Fund                                                   1,879,125                      -
     Spartan US Equity Index Fund                                                 2,090,063                      -
     Fidelity Aggressive Growth Fund                                              1,170,707                      -
     Fidelity Blue Chip Fund                                                        693,041                      -
     Fidelity Divers International Fund                                             348,826                      -
     Fidelity Growth Company Fund                                                    93,506                      -
     Fidelity Freedom Income Fund                                                     1,373                      -
     Fidelity Freedom 2030 Fund                                                      43,626                      -
     Fidelity Freedom 2040 Fund                                                      29,894                      -
     Fidelity Low Price Stock Fund                                                  344,400                      -
     ADTRAN Stock Fund                                                              907,862                414,021
     Participant Loans                                                            1,072,535              1,142,093
                                                                           ----------------       ----------------
        Total investments                                                  $     33,912,360       $     29,308,078
                                                                           ================       ================

   Interest and dividend income:
     Diversified Investment Advisors                                       $         40,199
     Fidelity Management Trust Company                                              838,308
                                                                           ----------------
                                                                           $        878,507
                                                                           ================
   Net depreciation in market value of investments
     Diversified Investment Advisors                                       $     (1,367,752)
     Fidelity Management Trust Company                                           (1,574,133)
                                                                           ----------------
                                                                           $     (2,941,885)
                                                                           ================


   The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at December 31, 2001 and 2000:

                                                                                 2001                 2000
   AUSA Stable Fund                                                                             $      2,608,057
   AUSA Value and Income Fund                                                                   $      3,811,365
   AUSA Growth and Income Fund                                                                  $      5,252,928
   AUSA Special Equity Fund                                                                     $      4,867,055
   AUSA Balanced Fund                                                                           $      2,649,548
   AUSA Inter/Long Horizon SAF Fund                                                             $      1,681,815
   Diversified Stock Index Fund                                                                 $      1,613,428
   Fidelity Managed Income Portfolio Fund                                $      3,256,078
   Fidelity Equity Income Fund                                           $      4,063,997
   Fidelity Fund                                                         $      4,980,923
   MSI Small Company Growth B Fund                                       $      5,030,042
   Fidelity Government Income Fund                                       $      2,010,392
   Fidelity Balanced Fund                                                $      2,917,681
   Fidelity Freedom 2020 Fund                                            $      1,879,125
   Spartan US Equity Index Fund                                          $      2,090,063

ADTRAN, Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

     The Plan's investments (including investments bought and sold, as well as held, during the year) depreciated in value by $2,941,885 during the year ended December 31, 2001, as follows:

          Pooled separate accounts                       $      (3,042,938)
          ADTRAN stock fund                                        101,053
                                                         -----------------
                                                         $      (2,941,885)
                                                         =================

4.   Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service, stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. Although the Plan has since been amended, the Plan administrator and the Plan's tax advisors believe that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

5.   Comparison of Financial Statements to Form 5500

     Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the 2001 Form 5500 primarily due to the accrual of employer and employee contributions for financial statement reporting purposes.

                             Supplemental Schedules

ADTRAN, Inc. 401(k) Retirement Plan
Schedule of Assets Held for Investment Purposes
As of Ended December 31, 2001
--------------------------------------------------------------------------------

                                              c. Description of Investment Including
     b. Identity of Issuer, Borrower,            Maturity Date, Rate of Interest,                         e. Current
a.      Lessor, or Similar Party                 Collateral, Par or Maturity Value                           Value
--   --------------------------------------   ---------------------------------------------------------------------------
*    Fidelity Managed Income Portfolio Fund   Pooled separate account - Stable fund                          $  3,256,078
*    Fidelity Retirement Money Market Fund    Pooled separate account - Money market fund                         883,867
*    Fidelity Equity Income Fund              Pooled separate account - Value and income fund                   4,063,997
*    Fidelity Fund                            Pooled separate account - Growth and income fund                  4,980,923
     MSI Small Company Growth B Fund          Pooled separate account - Special equity fund                     5,030,042
*    Fidelity Government Income Fund          Pooled separate account - Intermediate government                 2,010,392
*    Fidelity Balanced Fund                   Pooled separate account - Balanced fund                           2,917,681
*    Fidelity US BD Index Fund                Pooled separate account - Government/Corporate bond fund            632,997
*    Fidelity Freedom 2000 Fund               Pooled separate account - Short horizon SAF fund                    632,287
*    Fidelity Freedom 2010 Fund               Pooled separate account - Intermediate horizon SAF fund             829,138
*    Fidelity Freedom 2020 Fund               Pooled separate account - Inter/Long horizon SAF fund             1,879,125
     Spartan US Equity Index Fund             Pooled separate account - Stock index fund                        2,090,063
*    Fidelity Aggressive Growth Fund          Pooled separate account - Agress equity fund                      1,170,707
*    Fidelity Blue Chip Fund                  Pooled separate account - Equity growth fund                        693,041
*    Fidelity Divers International Fund       Pooled separate account - International fund                        348,826
*    Fidelity Growth Company Fund             Pooled separate account - Growth company fund                        93,506
*    Fidelity Freedom Income Fund             Pooled separate account - Freedom income fund                         1,373
*    Fidelity Freedom 2030 Fund               Pooled separate account - Freedom 2030                               43,626
*    Fidelity Freedom 2040 Fund               Pooled separate account - Freedom 2040                               29,894
*    Fidelity Low Price Stock Fund            Pooled separate account - Low priced stock                          344,400
*    ADTRAN Stock Fund                        ADTRAN, Inc. Common Stock                                           907,862
*    Fidelity Management Trust Company        Participant loans - rate of interest: 5.75% - 10.5%;
                                                various maturities                                              1,072,535
                                                                                                             ------------

                                                                                                             $ 33,912,360
                                                                                                             ============

*    Party-in-interest to the Plan.

ADTRAN, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2001



 I.   Single transactions exceeding 5% of assets.

                               Schedule Attached.

   NOTE - Information required in columns e, f, g, h, and i is not applicable.

 II.  Series of transactions involving property other than securities.

                                      NONE

 III. Series of transactions of same issue exceeding 5% of assets.

                                      NONE

 IV. Transactions in conjunction with same person involved in reportable single transactions.

                                      NONE

ADTRAN, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

                                                                                                  c. Purchase       d. Sales
a.  Identity of Party Involved              b. Description of Asset                                  Price             Price
------------------------------------------- ----------------------------------------------------- ---------------- ---------------
*   Fidelity Managed Income Portfolio Fund     Pooled separate account - Stable fund                 $  2,655,854

*   Fidelity Retirement Money Market Fund      Pooled separate account - Money market fund           $    542,233

*   Fidelity Equity Income Fund                Pooled separate account - Value and income fund       $  3,894,090

*   Fidelity Fund                              Pooled separate account - Growth and income fund      $  4,730,418

    MSI Small Company Growth B Fund            Pooled separate account - Special equity fund         $  4,897,054

*   Fidelity Government Income Fund            Pooled separate account - Intermediate government     $  1,642,551

*   Fidelity Balanced Fund                     Pooled separate account - Balanced fund               $  2,641,321

*   Fidelity US BD Index Fund                  Pooled separate account - Government/Corporate
                                                 bond fund                                           $    479,143

*   Fidelity Freedom 2000 Fund                 Pooled separate account - Short horizon SAF fund      $    227,774

*   Fidelity Freedom 2010 Fund                 Pooled separate account - Intermediate horizon
                                                 SAF fund                                            $  1,025,100

*   Fidelity Freedom 2020 Fund                 Pooled separate account - Inter/Long horizon
                                                 SAF fund                                            $  1,724,523

    Spartan US Equity Index Fund               Pooled separate account - Stock index fund            $  1,670,569

*   Fidelity Aggressive Growth Fund            Pooled separate account - Agress equity fund          $    935,952

*   Fidelity Blue Chip Fund                    Pooled separate account - Equity growth fund          $    418,897

*   Fidelity Divers International Fund         Pooled separate account - International fund          $    218,647

*   ADTRAN Stock Fund                          ADTRAN, Inc. Common Stock                             $    521,807

*   AUSA Life Insurance Company                Guaranteed investment contract with insurance
                                                 company - Stable fund, interest rate of 6.4%;
                                                 maturity date of December 31, 2004                                    $ 2,655,854

*   AUSA Life Insurance Company                Guaranteed investment contract - Government
                                                 fixed fund, interest rate of 5.65%; various
                                                 maturities                                                            $ 1,008,532

*   AUSA Life Insurance Company                Pooled separate account - Money market fund                             $   542,233

*   AUSA Life Insurance Company                Pooled separate account - Value and income fund                         $ 3,894,090

*   AUSA Life Insurance Company                Pooled separate account - Growth and income fund                        $ 4,730,418

*   AUSA Life Insurance Company                Pooled separate account - Special equity fund                           $ 4,897,054

*   AUSA Life Insurance Company                Pooled separate account - Intermediate government                       $   634,019

ADTRAN, Inc. 401(k) Retirement Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

                                                                                                  c. Purchase       d. Sales
a.  Identity of Party Involved              b. Description of Asset                                  Price             Price
------------------------------------------- ----------------------------------------------------- ---------------- ----------------
*   AUSA Life Insurance Company                Pooled separate account - Balanced fund                                 $  2,641,321

                                               Pooled separate account - Government/Corporate
*   AUSA Life Insurance Company                  bond fund                                                             $    479,143

*   AUSA Life Insurance Company                Pooled separate account - Short horizon SAF fund                        $    227,774

*   AUSA Life Insurance Company                Pooled separate account - Intermediate horizon
                                                 SAF fund                                                              $  1,025,100

*   AUSA Life Insurance Company                Pooled separate account - Inter/Long horizon
                                                 SAF fund                                                              $  1,724,523

*   AUSA Life Insurance Company                Pooled separate account - Stock index fund                              $  1,670,569

*   AUSA Life Insurance Company                Pooled separate account - Agress equity fund                            $    935,952

*   AUSA Life Insurance Company                Pooled separate account - Equity growth fund                            $    418,897

*   AUSA Life Insurance Company                Pooled separate account - International fund                            $    218,647

*   ADTRAN Stock Fund                          ADTRAN, Inc. Common Stock                                               $    521,807

*   Party-in-interest to the Plan.